U.S. COMMERCIAL CORP., S.A. DE C.V.

July 14, 2005.

Securities and Exchange Commission
Office of International Corporate F
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05009791

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the call for the Meeting of U.S. Commercial Corp., S.A. de C.V., related to the Shareholders General Extraordinary Assembly, which they will be held on July 28, 2005.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

7/19

U.S. COMMERCIAL CORP., S.A. DE C.V.
CALL FOR
SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY

By agreement of the Board of Directors, the shareholders of U.S. Commercial Corp., S.A. de C.V. are herein called for the Shareholders Extraordinary General Assembly that shall be held on July 28, 2005, at 11:00 o'clock, at Vasco de Quíroga 3800, Colonia Santa Fe, Delegacion Cuajimalpa, Mexico, Distrito Federal, to discuss the following:

AGENDA

I. Proposal to write off the 62,033,837 company stocks that are pending of subscription and payment, and therefore reduce the amount of the authorized capital stock. Resolutions to this regard.

II. Discussion and, if such were the case, approval of the proposal to merge the Company, acting as merger, with Corporativo Comercial Capital, S.A. de C.V., as mergee and to set up the fundamentals and the agreements to carry out such merger. Resolutions to this regard.

III. Proposal to amend, if such were the case, article six of the Company's by-laws. Resolutions to this regard.

IV. Appointment of delegates to execute and formalize the resolutions adopted by the Assembly. Resolutions to this regard.

In order to have the right to attend and, if such were the case, to cast a vote during the Assembly, the shareholders must obtain their corresponding admission cards, at the latest on Wednesday, July 27, 2005, in exchange on deposit of the titles of their stocks at the address mentioned in the last paragraph herein, or to have delivered at the Company the receipt for deposit, issued by a credit institution either domestic or foreign or a stock exchange broker of the Mexican Republic. When related to the stocks deposited at S.D. Indeval, S.A. de C.V., the admission cards shall be issued in exchange on delivery, at the Company, of the corresponding proofs, and in such were the case, of the additional lists that are set forth on article 78 of the Securities Market Act (Ley del Mercado de Valores).

From the moment this call is published, the information and documents related to each one of the items lay down on the Agenda, shall be made available immediately and pro bono to the shareholders. The shareholders may be represented by a mandatary appointed by simple proxy, pursuant article eighteen of the Company's by-laws. The persons attending on behalf of the shareholders, shall be able to prove their capacity by proxy, on the forms produced by issuer and that shall be made available to the securities market brokers that prove they are acting on behalf of the issuer's shareholders, within the time referred to on article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

The admission cards, information, documents and forms to which the two previous paragraphs refer to, shall be made available to the shareholders or their representatives, duly accredited, or to the securities market brokers, whichever applies, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere street, Colonia Granada, Delegacion Miguel Hidalgo, Mexico, D.F., (Telephone 53 28 58 30), during working days and schedules.

Mexico, D.F., July 11, 2005.

Mr. Sergio Rodríguez Molleda
Secretary of the Board of Directors